UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

1120-789 West Pender St, Vancouver, BC, V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): NO

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): NO

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits

The following exhibits are included in this form 6-K:

Exhibit No.	Description	Date Released

10.13	News Release Avricore Health Inc. (TSX.V: AVCR) (OTCQB: AVCRF) Wheelhouse at Center of Nascent Industry	October 13, 2021

10.14	News Release Avricore Health Inc. (TSX.V: AVCR) (OTCQB: AVCRF) on Mission to Make Health Info Accessible to All	October 14, 2021

10.26	News Release HEALTHTAB™ EXPANDS TO BRITISH COLUMBIA IN SELECT SHOPPERS DRUG MART® LOCATIONS	October 26, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVRICORE HEALTH INC.

Date:	October 07, 2022	By	/s/ Kiki Smith
Kiki Smith
Chief Financial Officer